  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Trilogy Multifamily Income & Growth Holdings I, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2979975
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

520 West Erie Street Chicago, Illinois 60054
(Full mailing address of principal executive offices)

312-750-0900
(Issuer’s telephone number, including area code)

In this Semi-Annual Report, references to the “Company,” “we,” “us” or “our” or similar terms refer Trilogy Multifamily Income & Growth Holdings I, LLC, a Delaware limited liability company and references to our “Member” refer to Trilogy Multifamily Income & Growth Holdings I Manager, LLC, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Trilogy Multifamily Income & Growth Holdings I, LLC contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Trilogy Multifamily Income & Growth Holdings I, LLC was formed on June 15, 2020 to acquire existing multifamily properties. Our Company is solely managed by Trilogy Multifamily Income & Growth Holdings I Manager, LLC, or our manager, which is wholly owned by Trilogy Multifamily Income & Growth Partners, LLC, or I&G Partners. Our manager is the sole member of our Company and I&G Partners is the sole member of our manager. Our manager has entered into a Management and Advisory Agreement with Trilogy Real Estate Group, LLC, or Trilogy, an affiliate of I&G Partners, whereby Trilogy manages the assets of our Company and may provide other services such as property management, construction management and other advisory services. Trilogy was formed in September 2008 under the laws of Delaware and acts as the asset manager and sponsor for all Trilogy affiliate entities including our Company. I&G Partners and Trilogy are affiliated with and controlled by Neil Gehani, Trilogy's Chief Executive Officer.

We filed an offering statement on Form 1-A with the SEC on October 2, 2020, which offering statement was qualified by the SEC on February 24, 2021. On February 24, 2022, we filed a post-qualification amendment to our offering statement to, among other things, (i) increase the maximum offering amount to $75,000,000 (75,000 Bonds), (ii) disclose the acquisition of a property and (iii) update the financial statements of the Company in accordance with Rule 252(f)(2)(i) of Regulation A. All other material terms of the offering remain the same. The post-qualification amendment has not yet been qualified by the SEC.  Pursuant to the post qualification amendment to our offering statement, or the "Offering Statement," we intend to offer a maximum of $75,000,000 in the aggregate of the Company's Income & Growth bonds, or the "Bonds." The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds will be approximately $66,142,500 if we sell the maximum offering amount. Proceeds from the sale of the Bonds will continue to be used to primarily acquire existing multifamily real estate assets. Our Company may also use up to one third of the proceeds from the offering to acquire interests in multifamily development projects. Since February 24, 2022, we have ceased the sale of Bonds until the post-qualification amendment is qualified by the SEC. We intend to continue to sell the Bonds after the post-qualification amendment is qualified by the SEC until the earlier of February 24, 2023, or the date upon which all $75,000,000 in offering proceeds have been received. As of the filing of this Semi-Annual Report on Form 1-SA, we have sold 20,448 Bonds for $16,980,551 in net proceeds.

2

On December 30, 2021, we, through our wholly owned subsidiary TF Noca Blu, LLC, acquired a 138-unit multifamily property located in Chicago, IL commonly referred to as Noca Blu, or the "Noca Blu Property," from Logan Square Owner, LLC, an unaffiliated seller. The Noca Blu Property is a 138-unit multifamily property consisting of one building on 0.7 acres of land located at 2340 N California Avenue, Chicago, IL 60647. The Noca Blu Property has high-end amenities including a fitness center, lounge, two outdoor spaces, including one on the roof of the building, and has 44 total parking spaces.

The Noca Blu Property includes studio, one-bedroom and two-bedroom units with an average of 631 square feet per unit. The Noca Blu Property is rented pursuant to a standard residential lease with a typical lease term of one year. We have contracted with Trilogy Residential Management, LLC, an affiliate of our sponsor, to manage the Noca Blu Property on a day-to-day basis. The property manager receives 4% of gross collections per month as compensation for such management services.  As of June 30, 2022 the Noca Blu Property’s units were 94% occupied with an average monthly rent per unit of $1,853. The Noca Blu Property also includes 8,826 square feet of commercial retail space which was 78% leased in the aggregate to South Loop Market and Blooming Smiles Dental as of June 30, 2022.  The Issuer is currently marketing the third retail tenant space.

The purchase price for the Noca Blu Property was $37,500,000, subject to customary adjustments and proration. Of the total purchase price, an aggregate of $27,600,000 was funded by seven unsecured promissory notes, or the "Related-party Notes," provided by the following affiliates of our manager, Trilogy Legacy Fund, L.P., Trilogy Legacy Fund II, L.P., Trilogy Multifamily Fund II, L.P., Trilogy Multifamily Fund III, L.P., Trilogy Multifamily Fund IV, L.P., Trilogy Multifamily Fund V, L.P. and Trilogy Opportunity Zone Fund II, L.P., or the "Lenders". The Lenders are entities managed by the same individuals as our manager. The Related-party Notes initial maturity date was June 30, 2023 and they began to bear interest at a rate of 7.0% per annum on June 1, 2022.  We and the Lenders amended and restated the Related-party Notes on September 22, 2022 to reflect a new maturity date of June 30, 2024.  The Related-party Notes may be prepaid at any time upon payment of all outstanding principal and any accrued but unpaid interest plus payment of a Bridge Fee. The "Bridge Fee" is an amount equal to 4.0% of the original principal amount of the applicable Related-party Note. We intend to repay the amounts outstanding under the Related-party Notes through proceeds from our offering of Bonds and/or proceeds from permanent mortgage financing on the Noca Blu Property. We used $10,672,567 of the net proceeds received from the Bond offering to date in order to purchase the Noca Blu Property which amount includes $9,900,000 for the payment of the purchase price, an acquisition fee of 1% of the purchase price ($375,000) paid to our manager, and other closing costs.

The foregoing is a summary of the Related-party Notes and is qualified in its entirety by reference to the complete text of the form of Related-party Notes, which is filed as an exhibit to the Annual Report on Form 1-K and is incorporated by reference herein.

I&G Partners, through our manager, controls all aspects of our Company. Our manager has delegated all day-to-day management responsibilities and investment decision making authority to Trilogy as our asset manager. I&G Partners, through our manager, has entered into a Management and Advisory Agreement with Trilogy whereby Trilogy will provide asset management services for our Company, and Trilogy shall be entitled to all fees that are payable to our manager by us as described in our Offering Statement. Trilogy is a Chicago, Illinois based private real estate investment firm that targets multifamily investments in select U.S. markets. Trilogy's management team provides years of experience in sourcing, acquiring and managing multifamily investments. Trilogy is led by its founder and Chief Executive Officer, Mr. Neil Gehani, who also controls I&G Partners, and, as a result, controls our manager and our Company.

We do not have any employees. We rely on the employees of Trilogy and its affiliates, as our asset manager, for the day-to-day operation of our business.

3

Results of Operations – For the Six-months Ended June 30, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2022.

As of June 30, 2022, the Noca Blu Property was our sole operating asset.  For the six-months ended June 30, 2022, our total revenues from operations were $1,535,192.  Operating costs for the same period, including interest expense of $862,284 (including $477,037 of Bond interest expense), depreciation and amortization of $1,097,225, related party fees of $602,692, real estate operating expenses of $593,412 and general and administrative expenses of $371,770, amounted to $3,527,383.  Net loss for the period amounted to $1,992,191, which is primarily the result of depreciation and amortization expenses, as well as interest expense and bridge fees from Related-party Notes.

Results of Operations - For the Six-months Ended June 30, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2021.

As of June 30, 2021, we had not made any capital investments. For the six-months ended June 30, 2021, our total revenues from operations were $0. Operating costs for the same period, including interest expense of $18,538 (all related to the Bonds), related party fees of $14,649 and general and administrative expenses of $77,255, amounted to $110,442. Net loss for the period amounted to $110,442.

Liquidity and Capital Resources

We are offering and selling to the public up to $75,000,000 in the aggregate of our Bonds. As of the date of this Semi-Annual Report on Form 1-SA, we have sold 20,448 Bonds for $16,980,551 in net proceeds.  Our offering is currently paused as we work toward requalification of our 1-A POS filed on February 24, 2022. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including the amount payable by the Company in principal and interest on the Bonds, or the Bond Service Obligations. Generally, we will fund our acquisitions from the net proceeds of our offering of Bonds. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash. We intend to repay the amounts outstanding under the Related-party Notes through proceeds from our offering of Bonds and/or proceeds from permanent mortgage financing on the Noca Blu Property.

4

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65.0% of the cost of our investments.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond Service Obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our reserve for debt service. Moreover, the Member may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of external financing from unrelated parties, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of the date of this Semi-Annual Report on Form 1-SA, we have sold 20,448 Bonds for $16,980,551 in net proceeds. We acquired our first property on December 30, 2021 and expect the average net proceeds from closings of our Bond offering to increase through the second half of 2022. Following the qualification by the SEC of the post-qualification amendment, as Bonds are sold, we intend to use the net proceeds from the Offering to acquire additional properties and pay off debt associated with our properties, including the Related-party Notes.

Item 2.  Other Information

None.

5

Item 3. Financial Statements

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Condensed Consolidated Balance Sheets
As of June 30, 2022 and December 31, 2021
	June 30, 2022	December 31,
	(Unaudited)	2021
Assets
Investment in real estate and improvements, at cost:
Land and improvements	$6,396,877	$6,396,164
Building and improvements	30,673,789	30,616,292
Total investment in real estate and improvements, at cost	37,070,666	37,012,456
Accumulated depreciation	(365,222)	(3,950)
Investment in real estate and improvements, net (See Note 3)	36,705,444	37,008,506
Cash and cash equivalents	5,825,720	1,017,259
Restricted cash (See Note 6)	760,401	496,517
Accounts receivable	92,341	347
Other assets	876,765	1,590,280
Total assets	$44,260,671	$40,112,909

Liabilities and Member's Deficit

Liabilities:
Bonds payable, net (See Note 6)	$18,089,440	$12,744,650
Notes payable to related parties (See Note 5)	27,600,000	27,600,000
Bond interest payable (See Note 6)	42,496	32,169
Due to member	304,002	62,032
Other liabilities	832,949	290,083
Total liabilities	$46,868,887	$40,728,934
Commitments and contingencies (See Note 8)	—	—
Members' deficit:
Members' deficit	(2,608,216)	(616,025)
Total members' deficit	(2,608,216)	(616,025)

Total liabilities and members' deficit	$44,260,671	$40,112,909

See accompanying notes to the condensed consolidated financial statements.

6

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2022 and 2021
	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
Revenues:
Rental income	$1,349,529	$—
Other income	185,663	—
Total revenues	1,535,192	—
Expenses:
Real estate operating	593,412	—
Depreciation and amortization	1,097,225	—
Interest	862,284	18,538
Related party fees	602,692	14,649
General and administrative	371,770	77,255
Total expenses	$3,527,383	$110,442

Net loss	$(1,992,191)	$(110,442)

See accompanying notes to the condensed consolidated financial statements.

7

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Condensed Consolidated Statements of Changes in Member's Capital (Deficit)
For the six-month periods ended June 30, 2022 and 2021

	Member's Capital (Deficit)	Member's Contribution Receivable	Total Member's Capital (Deficit)
Member's Capital December 31, 2020	$100	$(100)	$—
Capital contributions	—	100	100
Net Loss	(110,442)	—	(110,442)
Member's Deficit June 30, 2021 (Unaudited)	(110,342)	—	(110,342)
Member's Deficit December 31, 2021	(616,025)		(616,025)
Net loss	(1,992,191)	—	(1,992,191)
Member's Deficit June 30, 2022 (Unaudited)	$(2,608,216)	$—	$(2,608,216)

See accompanying notes to the condensed consolidated financial statements.

8

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC
Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2022 and 2021
	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,992,191)	$(110,442)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	361,271	—
Amortization of bond issuance costs	186,765	4,598
Amortization of bond discounts	39,687	509
Amortization of in-place leases	735,954	—
Change in other operating assets and liabilities:
Accounts receivable	(91,994)	—
Other assets	(22,439)	(19,339)
Bond interest payable	10,327	3,338
Due to Member	241,970	3,383
Other liabilities	542,866	39,594

Net cash provided by (used in) operating activities	12,216	(78,359)

Cash flows from investing activities:
Investment in real estate and improvements	(58,210)	—
Net cash used in investing activities	(58,210)	—

Cash flows from financing activities:
Member contributions	—	100
Gross proceeds from bonds sales	5,974,000	1,701,000
Bond redemption	(50,000)	—
Payment of bond issuance costs	(805,661)	(200,679)

Net cash provided by financing activities	5,118,339	1,500,421

Net increase in cash and cash equivalents and restricted cash	5,072,345	1,422,062
Cash and cash equivalents and restricted cash at beginning of period	1,513,776	—
Cash and cash equivalents and restricted cash at end of period	$6,586,121	$1,422,062
Supplemental disclosure of cash flow information:
Cash paid for bond interest	$466,710	$10,093

See accompanying notes to the condensed consolidated financial statements.

9

TRILOGY MULTIFAMILY INCOME & GROWTH HOLDINGS I, LLC

Notes to the Condensed Consolidated Financial Statements

As of June 30, 2022 (unaudited) and December 31, 2021 and for the six-month periods ended June 30, 2022 (unaudited) and June 30, 2021 (unaudited)

(1) Organization and Business

Trilogy Multifamily Income & Growth Holdings I, LLC (the “Company”) is a limited liability company organized under the laws of the State of Delaware on June 15, 2020. The Limited Liability Company Agreement (the “Agreement”) was executed on September 25, 2020. Trilogy Multifamily Income & Growth Holdings I Manager, LLC, a Delaware limited liability company, is the manager and sole member of the Company (the “Member”).

The Member has selected Trilogy Real Estate Group, LLC (“Trilogy”), a Delaware limited liability company, as the asset manager for the Company, and has entered into a Management and Advisory Agreement with Trilogy. Trilogy does not have an ownership interest in the Company; however, related party affiliates of Trilogy have a direct ownership interest in Trilogy Multifamily Income & Growth Partners, LLC (“Partners”). Partners is the sole member of the Member.

The Company was organized to identify, acquire, lease, manage, operate, reposition, enhance and ultimately dispose of investments made in multifamily residential properties in primary and secondary metropolitan markets throughout the United States.

The Company filed an offering statement on Form 1-A with the Securities and Exchange Commissions (“SEC”), which was qualified by the SEC on February 24, 2021 (“the Date of Qualification”). The Company is offering a maximum of $50 million of Bonds (“the Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended.

The Bonds will be issued in four series, Series A, Series B, Series C and Series D, with the sole difference between the series being their respective maturity dates. Each series of Bonds will be offered for a total of six months over a two year period beginning with Series A on the Date of Qualification and will mature in six month increments beginning with Series A on June 30, 2026 (See Note 6).

On February 24, 2022, the Company filed a post-qualification amendment on Form 1-A POS (the “Post-Qualification Amendment”) in accordance with Rule 252 (f)(2)(i) of Regulation A. The Post-Qualification Amendment would also increase the offering to a maximum of $75 million of Bonds. As of the date the condensed consolidated financial statements were available for issuance, the Post-Qualification Amendment has not yet been qualified by the SEC. Since February 24, 2022, the Company has ceased the sale of Bonds until the Post-Qualification Amendment is qualified by the SEC.

(2) Summary of Significant Accounting Policies and Practices

(a)	Basis of Presentation

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP) and in accordance with the instructions to Form 1-SA and Regulation S-X. As permitted under these rules, certain footnotes or other financial information that are normally required by GAAP may be condensed or omitted. The financial information is unaudited but reflects normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results for the six-month period ended June 30, 2022 are not necessarily indicative of the results expected for the year ending December 31, 2022 or any future periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company’s Annual Report on Form 1-K filed with the SEC on April 29, 2022.

10

(b)	Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Company acquired its first real estate investment on December 30, 2021, and has therefore generated minimal revenue through the acquisition and management of its investment in real estate and improvements. The Company is dependent on the revenue generated through the ownership and management of real estate and improvements in order to meet existing and future liabilities and commitments.

The Company’s business and operations are sensitive to general business and economic conditions, including the impact of any future complications resulting from the ongoing COVID-19 pandemic, along with any related local, state, and federal government policy decisions. Factors beyond the Company’s control could cause fluctuations in these conditions, including the ability to raise funds to acquire real estate investments, the availability of real estate investments to acquire, and changes to Regulation A Tier 2 requirements. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s condensed consolidated financial condition, results of operations, and its cash flows.

(d)	Investments in Real Estate and Improvements

Investments in real estate and improvements are carried at depreciated cost, net of any reduction for impairment. Expenditures for ordinary repairs and maintenance are expensed as incurred. Significant renovations and improvements, which improve or extend the useful life of the assets, are capitalized.

In accordance with the Accounting Standards Codification (“ASC”) 805, Business Combinations, the Company determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the asset or set of assets is not a business. The sole real estate investment that has been acquired as of June 30, 2022 has been accounted for as an asset acquisition.

Upon acquisition of a rental property that is accounted for as an asset acquisition, the Company allocates the purchase price, including the associated transaction costs, of each acquired investment property based upon the relative fair value of the individual assets acquired and liabilities assumed, which generally include tangible assets, consisting of land, furniture, fixtures and equipment, site improvements, buildings, and identified intangible assets and liabilities, generally consisting of in-place leases and above-and-below-market leases. In estimating fair value of the tangible and intangible assets and liabilities acquired, the Company considers information obtained about the property as a result of its due diligence and marketing and leasing activities, and utilizes appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

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The purchase price of the Noca Blu property, including associated transaction costs, was allocated to assets acquired and liabilities assumed based on their relative fair values as of December 30, 2021 (Date of Transaction as defined in Note 3), and are summarized below:

Land and improvements	$6,396,164
Building and improvements	30,616,292
Other assets	1,536,986
Total assets acquired	$38,549,442

Other liabilities	$182,000
Total liabilities assumed	$182,000

Net assets acquired	$38,367,442

Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows:

Building and improvements	40 - 50 years
Site improvements	15 - 20 years
Furniture, fixtures, and equipment	5 - 10 years

In-place leases are recorded in other assets on the condensed consolidated balance sheets and are amortized to depreciation and amortization expense over the term of the lease. Below-market leases are recorded in other liabilities on the condensed consolidated balance sheets and are amortized to rental income over the term of the lease.

The following table presents the amortization during the next five years and thereafter related to the Company’s in-place and below market leases as of June 30, 2022:

	In-Place Lease (Apartment)	In-Place Lease (Retail)	Below-Market Lease
Years ending December 31, 2022 (remaining)	$530,550	$28,554	$11,028
2023	—	57,108	22,056
2024	—	57,108	22,056
2025	—	57,108	22,056
2026	—	57,108	22,056
Thereafter	—	190,346	71,720
	$530,550	$447,332	$170,972

Management routinely reviews its investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate investment may not be recoverable. The cash flow estimates used both for estimating fair value and the undiscounted cash flow analysis are inherently judgmental and reflect current and projected trends in rental, occupancy and capitalization rates, operating expenses and the estimated holding period for the asset. If an indicator of potential impairment exists, the asset is tested for impairment by comparing its carrying value to the estimated future undiscounted cash flows. A real estate asset is considered to be impaired, for financial accounting purposes, when its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the asset. If an investment in real estate and improvements is determined to be impaired, the Company recognizes an impairment charge in the amount of the excess of its carrying amount over its estimated fair value. For the six-month periods ended June 30, 2022 and 2021, the Company recorded no asset impairment charges.

12

Assets are classified as held for sale if a disposal plan is in place, actions to achieve the sale have been initiated, a sale is probable and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Sales of the Company’s investment in real estate and improvements take a significant time to consummate, and many changes in the terms and timing are typical in the process. Accordingly, management does not classify assets as held for sale until a contract is pending, closing is scheduled and the probability of significant changes in terms or timing is insignificant. No investments in real estate and improvements were classified as held for sale as of June 30, 2022 or December 31, 2021.

(e)	Cash and Cash Equivalents and Restricted Cash

Cash consists of amounts the Company has on deposit with a major commercial financial institution. Cash equivalents include short term investments, stated at cost plus interest, which approximates fair value, with an original maturity of less than 90 days. Restricted cash represents cash held in escrow by UMB Bank, N.A. (“UMB Bank”) and security deposits held in escrow by J.P. Morgan Bank as escrow agents.

Cash may, at times, exceed the Federal Deposit Insurance Corporation deposit insurance limit and the Company mitigates credit risk by placing cash with major financial institutions.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated statements of cash flows:

	As of	As of
	June 30, 2022	December 31, 2021
Cash and cash equivalents	$5,825,720	$1,017,259
Restricted cash	760,401	496,517
Total cash and cash equivalents and restricted cash	$6,586,121	$1,513,776

	As of	As of
	January 1, 2022	June 30, 2021
Cash and cash equivalents	$1,017,259	$1,363,208
Restricted cash	496,517	58,854
Total cash and cash equivalents and restricted cash	$1,513,776	$1,422,062

(f)	Other Assets

Other assets consist of prepaid expenses and in-place leases.

(g)	Bonds Payable

Bonds payable are held at cost and represent the Company’s liability to each of the respective bondholders. The Bond interest will be expensed on an accrual basis.

Bond issuance costs are capitalized to bonds payable, net on the condensed consolidated balance sheets and are amortized over the life of the respective Bond series to bond interest expense on the condensed consolidated statements of operations.

13

The price per Bond is $1,000 with volume discounts at varying thresholds, as outlined in the table below and subject to management discretion, based on the number of bonds acquired at closing. Bond discounts are capitalized to bonds payable, net on the condensed consolidated balance sheets and are amortized over the life of the respective Bond series to bond interest expense on the condensed consolidated statements of operations.

Brokerage Volume Pricing		Net Asset Value Volume Pricing
Price Per Bond	Number of Bonds Purchased	Price Per Bond	Number of Bonds Purchased
$1,000	0-49	$940	0-49
$990	50-149	$930.6	50-149
$980	150-249	$921.2	150-249
$970	250+	$911.8	250+

(h)	Notes Payable To Related Parties

On December 30, 2021, the Company entered into promissory notes (the Notes) with related parties for the purpose of providing bridge financing for the purchase of TF Noca Blu, LLC. The Notes are recorded at cost within the condensed consolidated balance sheets (See Note 5).

(i)	Revenue Recognition

Rental revenue from apartment and retail leases is recognized when earned in accordance with the terms of the underlying lease agreements. Prepaid rent is recognized upon receipt.

(j)	Expense Recognition

Expenses are recognized when incurred.

Initial organizational and offering expenses of the Company have been paid by Trilogy or the Member. The Company will reimburse Trilogy or the Member by paying an organizational and offering fee, which is further described in Note 5. To the extent that the actual organizational and offering expenses exceed the maximum organizational and offering fee amount, Trilogy or the Member will pay such amounts without additional reimbursement from the Company. For the six-month periods ended June 30, 2022 and 2021, the Company has paid Trilogy $44,553 and $11,266, respectively, which is equal to 0.67% of the gross bond proceeds received as of June 30, 2022 and 2021.

(k)	Income Taxes

No provision for federal income taxes has been made in the accompanying condensed consolidated financial statements as the liability for such tax is that of the Member. In certain instances, the Company may be subject to certain state and local taxes depending on the location and jurisdiction of any real estate investments acquired by the Company.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurements are reflected in the period in which the change in judgment occurs. As of June 30, 2022 and 2021, the Company had no material unrecognized tax benefits.

(l)	Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), as amended. The guidance requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (ROU) asset and a corresponding lease liability. Lessor accounting will not be fundamentally changed. ASU 2016-02 is effective for the Company’s consolidated financial statements for the year ending December 31, 2022. The FASB has also issued certain standards which clarify ASU 2016-02 and have the same effective date as the original standard. The Company is currently evaluating the impact of these amendments on its condensed consolidated financial statements.

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(3) Investment in Real Estate and Improvements

Investment property held by the Company as of June 30, 2022 is as follows:

Entity Name	Property Name	Investment Type	Location	Size Characteristics (Unaudited)	Acquisition Date	Purchase Price

TF Noca Blu, LLC	Noca Blu	Multifamily	Chicago, IL	138-unit	12/30/2021	$37,500,000

The following table summarizes the carrying amount for the Company’s investment in real estate and improvements as of the following periods:

	June 30, 2022	December 31, 2021

Land	$5,685,479	$5,685,479
Depreciable property:
Land improvements	711,398	710,685
Building and improvements	30,213,059	30,197,462
Unit improvements	460,730	418,830
Investment in real estate and improvements, at cost	37,070,666	37,012,456
Accumulated depreciation	(365,222)	(3,950)
Investment in real estate and improvements, net	$36,705,444	$37,008,506

(4) Member’s Deficit

During the six-month periods ended June 30, 2022 and 2021, the Member made capital contributions of $0 and $100, respectively. The Member may, but is not required to, make additional capital contributions. There have been no additional capital contributions from the Member or distributions to the Member.

The Member is the sole owner of the Company and will be allocated all Company profits and losses in accordance with the Agreement.

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(5) Related-Party Transactions

The following fees will be payable to the Member as compensation from the Company:

•

Acquisition Fee: The Member shall be entitled to an acquisition fee equal to up to one percent (1.0%) of the purchase price of any investment property purchased by the Company. The acquisition fees paid by the Company are capitalized as part of the investment in real estate in the accompanying condensed consolidated balance sheets.

•

Asset Management Fee: The Member shall be entitled to an annual asset management fee of up to one and one half percent (1.5%) of the total capital raised by the Company in any bond offering, paid quarterly, in advance. The asset management fees paid by the Company are expensed when incurred and are included in related party fees in the accompanying condensed consolidated statements of operations.

•

Construction Management Fee: The Member shall be entitled to a construction management fee equal to five percent (5.0%) of the aggregate cost of any construction, renovation, improvements, or similar costs incurred on the Company’s investment property. The construction management fees paid by the Company are capitalized when incurred and are included in building and improvements in the accompanying condensed consolidated balance sheets.

•	Disposition Fee: The Member shall be entitled to a disposition fee of up to one percent (1.0%) of the gross sales price of any investment property disposed by the Company.

•

Financing Fee: The Member shall be entitled to a financing fee equal to up to one half percent (0.5%) of the principal amount of debt used to finance the Company’s purchase or refinance of investment property.

•

Property Management Fee: The Member shall be entitled to an annual property management fee of up to four percent (4.0%) of the monthly gross income generated from the Company’s investment property, paid monthly, in arrears. The property management fees paid by the Company are expensed when incurred and are included in related party fees in the accompanying condensed consolidated statements of operations.

•

Organizational and Offering Fee: The Member shall be entitled to organizational and offering fees, calculated and payable at every closing. The organizational and offering fee is calculated as 0.67% of the gross offering proceeds of Series A, Series B, Series C, and Series D Bondholders. The organizational and offering fees paid by the Company are expensed when incurred and are included in related party fees in the accompanying condensed consolidated statements of operations.

•

Promotional Fee: The Member shall be entitled to promotional fees, calculated and payable at every bond closing. The promotional fee is calculated as 1.88% of the gross offering proceeds of Series A, Series B, Series C, and Series D Bondholders. The promotional fees paid by the Company are capitalized when incurred and are included in bonds payable, net in the accompanying condensed consolidated balance sheets.

The following table summarizes the compensation received by the Member for the following periods:

	For the six- month period ended June 30, 2022	For the six- month period ended June 30, 2021
Asset management fees	$137,787	$3,383
Construction management fee	1,728	—
Property management fee	52,352	—
Organizational and offering fees	44,553	11,266
Promotional fees	103,095	31,613
Total	$339,515	$46,262

The Member has agreed to pay all the fees outlined above to Trilogy as compensation under the Management and Advisory Agreement whereby Trilogy will manage the assets of the Company and provide other advisory services as needed.

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The Company shall reimburse the Member for all out of pocket or third-party expenses incurred and paid by it in the conduct of the Company’s business. Such reimbursement shall be treated as expenses of the Company and shall not be deemed to constitute distributions to the Member of profit, loss, or capital of the Company.

On December 30, 2021, the Company entered into promissory notes (the Notes) with related parties for the purpose of providing bridge financing for the purchase of TF Noca Blu, LLC. The Notes are due on June 30, 2024 (See Note 9). The Notes have a bridge fee of 4.0% and interest is accrued at 7.0% per annum beginning on June 1, 2022. Interest shall be paid in full on all amounts due under these notes on the maturity date.

As of June 30, 2022, the amount outstanding on the Notes was $27,600,000.

For the six-month periods ended June 30, 2022 and 2021, the Company incurred bridge fee expense of $368,000 and $0, respectively, which is recorded in related party fees in the condensed consolidated statements of operations. For the six-month periods ended June 30, 2022 and 2021, the Company incurred note payable interest expense of $158,795 and $0, respectively, which is recorded in interest expense in the condensed consolidated statements of operations.

(6) Bonds Payable

As of June 30, 2022 and December 31, 2021, the Company has issued 1,701 Series A Bonds for the face value of the Bonds of $1,701,000 less volume discounts of $19,450. The maturity date of Series A Bonds will be June 30, 2026.

As of June 30, 2022 and December 31, 2021, the Company has issued 12,848 and 12,773 Series B Bonds, respectively, for the face value of the Bonds of $12,848,000 and $12,773,000, respectively, less volume discounts of $269,092 and $268,342, respectively. As of June 30, 2022 and December 31, 2021, there have been $50,000 and $0 of Series B bond redemptions, respectively. The maturity date of Series B Bonds will be December 31, 2026.

As of June 30, 2022 and December 31, 2021, the Company has issued 5,899 and 0 Series C Bonds, respectively, resulting for the face value of the Bonds of $5,899,000 and $0, respectively, less volume discounts of $183,090 and $0, respectively. The maturity date of Series C Bonds will be June 30, 2027.

The Bonds will bear interest at a fixed rate of 5.0% per annum with contingent interest up to an additional 5.0% per annum to be paid upon the maturity date of the Bonds. The contingent interest payments will be funded by the Company’s Adjusted Net Income, as defined in the bond agreements, and the Company will establish a sinking fund to reserve funds for the contingent interest payments. As of June 30, 2022, the sinking fund has not been established. The sinking fund will be funded with 60% of the issuer’s net income, after adding back depreciation and amortization and deducting capital expenditures, all calculated in accordance with GAAP on a quarterly basis. The Company’s obligation to pay the contingent interest payments on the Bonds is limited to solely the cash available in the sinking fund which may amount to Contingent Interest Payments of less than 5% per annum or no Contingent Interest Payment at all. As of June 30, 2022 and 2021, the Company has accrued no contingent interest.

The Bonds are unsecured obligations of the Company. The Company has incurred and will continue to incur bond issuance costs from the Bond offerings. The Company capitalizes and amortizes the costs through the maturity date of each Bond payable as applicable. As of June 30, 2022 and December 31, 2021, there has been $2,157,042 and $1,535,220, respectively, of bond issuance costs and $471,633 and $287,793, respectively, of bond discounts incurred by the Company. During the six-month periods ended June 30, 2022 and 2021, the Company has amortized $226,452 and $5,107, respectively, to bond interest expense within the condensed consolidated statement of operations.

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Bonds payable are comprised of the following:

	June 30, 2022	December 31, 2021
Series A bonds payable	$1,701,000	$1,701,000
Series B bonds payable	12,798,000	12,773,000
Series C bonds payable	5,899,000	—
Bond volume discounts, net	(418,466)	(274,313)
Bond issuance costs, net	(1,890,094)	(1,455,037)
Total bonds payable, net	$18,089,440	$12,744,650

The Company executes monthly interest payments to the bondholders at a rate of 5.0% per annum. For the six-month periods ended June 30, 2022 and 2021, the Company has recorded $477,037 and $13,431 as bond interest expense, respectively, which is included in interest expense on the condensed consolidated statements of operations. As of June 30, 2022 and December 31, 2021, bond interest payable is $42,496 and $32,169, respectively.

In accordance with the Series A, Series B, and Series C Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. In accordance with the agreement, the Company kept 3.5% of gross offering proceeds with the trustee which was required until the Company completed its first property acquisition. On December 30, 2021, the Company acquired its first property and has yet to request release of the funds. As of June 30, 2022 and December 31, 2021, the account contained $699,173 and $496,517, respectively, which is recorded as restricted cash on the accompanying condensed consolidated balance sheets.

(7) Future Minimum Rental Revenue

The Company’s investment in real estate leases retail space to tenants under non-cancelable operating leases with varying lease terms. The future minimum rents under non-cancelable leases having an original term of more than one year in effect as of June 30, 2022, are as follows:

Years ending December 31, 2022 (remaining)	$94,167
2023	192,936
2024	198,462
2025	204,148
2026	209,997
Thereafter	762,404
$1,662,114

(8) Commitments and Contingencies

In the normal course of business, the Company may be involved in legal actions related to the development, ownership, and operations of the investments in real estate and improvements. In management’s opinion, the liabilities, if any, at June 30, 2022 and December 31, 2021, that may ultimately result from such legal actions are not expected to have a material impact on the Company’s condensed consolidated financial position, results of operations, or liquidity.

The Company is dependent on Trilogy and its affiliates to manage Company operations and acquire and manage the future portfolio of real estate assets. The Member, which is owned by affiliates of Trilogy, makes all decisions with respect to the management of the Company. The Member depends upon the fees and other compensation that it receives from the Company in connection with the purchase, management and sale of properties to conduct its operations. Any adverse changes in the financial condition of Trilogy or the Company’s relationship with Trilogy could hinder its ability to successfully manage Company operations and the Company’s portfolio of investments.

(9) Subsequent Events

On September 22, 2022, the $27,6000,000 of notes payable with related parties were amended and the maturity date was extended through June 30, 2024.

The condensed consolidated financial statements were approved by management and available for issuance on September 27, 2022. Subsequent events have been evaluated through this date.

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Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Trilogy Multifamily & Growth Holdings I, LLC*

(2)(b)	Limited Liability Company Agreement of Trilogy Multifamily & Growth Holdings I, LLC*

(3)(a)	Form of Indenture between Trilogy Multifamily & Growth Holdings I, LLC and UMB Bank, N.A.*

(3)(b)	Form of Bond*

(6)(a)	Management and Advisory Agreement by and between Trilogy Multifamily Income & Growth Holdings I, LLC and Trilogy Real Estate Group, LLC*

(6)(b)	Purchase and Sale Agreement by and between TF Noca Blu, LLC and Logan Square Owner, LLC, dated as of December 30, 2021*

(6)(c)	Form of Promissory Note*

(6)(d)	Form of Amended and Restated Promissory Note

 _____________

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trilogy Multifamily Income & Growth Holdings I, LLC,

a Delaware limited liability company

By:	Trilogy Multifamily Income & Growth Holdings I Manager, LLC,
a Delaware limited liability company, Manager

By:	Trilogy Multifamily Income & Growth Partners, LLC,
a Delaware limited liability company, Manager

By:	TREG Manager, LLC,
a Delaware limited liability company, Manager

By:	/s/ Neil Gehani
Name:	Neil Gehani
Its:	Manager

September 27, 2022

By:	/s/ Neil Gehani

Name:	Neil Gehani
(principal executive officer)

September 27, 2022

By:	/s/ Matthew Leiter
Name:	Matthew Leiter
(principal financial officer and principal accounting officer)

September 27, 2022